SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Florida Gaming Corporation

(Name of Issuer)

Common Stock, no par value $.20 Per Share

(Title of Class of Securities)

340689 30 6

(CUSIP Number)

Phillip E. Allen
Attorney at Law
12910 Shelbyville Road
Suite 130
Louisville, Kentucky 40243
(502) 254-1213

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Check the following box if a fee is being paid with this Statement: ☐

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CUSIP No. 340689 30 6

1	NAME OF REPORTING PERSON Freedom Financial Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 35-1634756
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 148,334 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 148,334

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Freedom Financial Corporation beneficially owns 148,334 shares of common stock of Florida Gaming Corporation.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

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1	NAME OF REPORTING PERSON Freedom Holding, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 35-1874929
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 148,334 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 148,334

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Freedom Holding, Inc. beneficially owns 148,334 shares of common stock of Florida Gaming Corporation.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) HC

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1	NAME OF REPORTING PERSON Collett Capital Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 35-2229653
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 886,157 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER 886,157

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Collett Capital Corporation beneficially owns 886,157 shares of common stock of Florida Gaming Corporation.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

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1	NAME OF REPORTING PERSON W. Bennett Collett S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 755,648 8 SHARED VOTING POWER 1,034,491 9 SOLE DISPOSITIVE POWER 480,000 10 SHARED DISPOSITIVE POWER 1,034,491

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON W. Bennett Collett beneficially owns 1,790,139 shares of common stock of Florida Gaming Corporation.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, $.20 par value per share of Florida Gaming Corporation, a Delaware corporation ("FGC Common Stock). Florida Gaming Corporation's principal office is located at 3500 N.W. 37th Avenue, Miami, Florida 33142.

Effective January 29, 2003, the FGC Common Stock was reverse split one for two, with each two shares of $.10 par value common stock being converted into and exchanged for one share of $.20 par value common stock.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is filed by Freedom Financial Corporation, Freedom Holding, Inc., Collett Capital Corporation, and W. Bennett Collett (the "Reporting Persons"). Freedom Financial Corporation previously filed a separate Schedule 13D with ten amendments thereto relating to shares of FGC Common Stock. Freedom Financial Corporation has elected to join the other reporting persons in filing this Schedule 13D in lieu of filing an 11th amendment to its separate Schedule 13D.

Freedom Financial Corporation. Freedom Financial Corporation is a wholly-owned subsidiary of Freedom Holding, Inc. Freedom Financial Corporation is organized under the laws of the State of Indiana. Its principal office is situated at 2669 Charlestown Road, Suite D, New Albany, Indiana 47150. Freedom Financial Corporation is principally engaged in the business of owning real estate and shares of Series E and F Preferred Stock of Florida Gaming Corporation. During the last five years, Freedom Financial Corporation has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, subjected it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Freedom Holding, Inc. Freedom Holding, Inc. is owned 74.3% W. Bennett Collett. Freedom Holding, Inc. is organized under the laws of the State of Delaware. Its principal office is situated at 2669 Charlestown Road, Suite D, New Albany, Indiana 47150. Freedom Holding, Inc. is principally engaged in the business as a holding company for Freedom Financial Corporation. During the last five years, Freedom Holding, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, subjected it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Collett Capital Corporation. Collett Capital Corporation is owned 90.8% by W. Bennett Collett. Collett Capital Corporation is organized under the laws of the State of Delaware. Its principal office is situated at 2669 Charlestown Road, Suite D, New Albany, Indiana 47150. Collett Capital Corporation is principally engaged in the business as a holding company for Florida Gaming Corporation. During the last five years, Collett Capital Corporation has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, subjected it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

W. Bennett Collett. W. Bennett Collett's principal residence address is P.O. Box 1848, 3200 Highway 81 South, Loganville, Georgia 30052-1848. His principal occupation is serving as the Chairman of the Board and Chief Executive Officer of Florida Gaming Corporation. However, he also serves as Chairman of the Board and Chief Executive Officer of Freedom Financial Corporation, Freedom Holding, Inc. and Collett Capital Corporation. During the last five years, W. Bennett Collett has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, subjected him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. W. Bennett Collett is a citizen of the United States of America.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Freedom Financial Corporation's prior acquisition of 886,157 shares of FGC Common Stock, 200 shares of FGC Series E Preferred Stock, and 1000 shares of FGC Series F Preferred Stock and the amount of funds or other consideration paid for such shares is described in Freedom Financial Corporation's separate Schedule 13D and the ten amendments thereto, all of which were previously filed with the Securities Exchange Commission.

On September 15, 2004, Freedom Financial Corporation sold 886,157 shares of FGC Common Stock to Collett Capital Corporation for $4.25 per share for an aggregate price of $3,766,167.25. Collett Capital Corporation paid the purchase price to Freedom Financial Corporation by endorsing and assigning to Freedom Financial Corporation promissory notes previously issued by Freedom Financial Corporation in the amount of the purchase price. The Stock Purchase Agreement under which the 886,157 shares of FGC Common Stock were sold by Freedom Financial Corporation to Collett Capital Corporation is attached hereto as Exhibit Number 1 and incorporated herein.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the sale of 886,157 shares of FGC Common Stock by Freedom Financial Corporation to Collett Capital Corporation was to create a holding company for Florida Gaming Corporation that does not have the other assets and liabilities that Freedom Financial Corporation has. None of the Reporting Persons have any plans, arrangements or understandings to:

(a) acquire any additional securities of Florida Gaming Corporation; however, one or more of the Reporting Persons may, from time to time, acquire additional securities of Florida Gaming Corporation in private transactions, in the over-the-counter market, or in other transactions at varying prices;

(b) effect any extraordinary transaction, such as a merger, reorganization or liquidation involving Florida Gaming Corporation or any of its subsidiaries;

(c) to sell or transfer a material amount of assets of Florida Gaming Corporation or its subsidiaries used in their principal business operations other than in the ordinary course of business;

(d) to make any change in the present board of directors or management of Florida Gaming Corporation, including any proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) to make any material change in the present capitalization or dividend policy of Florida Gaming Corporation; or

(f) to make any other material change in Florida Gaming Corporation's business or corporate structure, to include but not limited to, causing Florida Gaming Corporation to cease filing periodic reports with the Securities Exchange Commission, or causing the FGC Common Stock to cease being quoted on the NASDAQ Bulletin Board.

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ITEM 5. INTEREST IN SECURITIES OF ISSUER.

Florida Gaming Corporation has 3,094,698 shares of FGC Common Stock issued and outstanding.

Freedom Financial Corporation. Freedom Financial Corporation beneficially owns 148,334 shares (4.6%) of FGC Common Stock as a result of its record and beneficial ownership of 1,000 shares of Series F Preferred Stock of Florida Gaming Corporation, which are convertible into an aggregate of 148,334 shares of FGC Common Stock. Freedom Financial Corporation also owns 200 shares of Series E Preferred Stock, but the conversion ratio of the Series E Preferred Stock into shares of FGC Common Stock is not currently ascertainable. Freedom Financial Corporation shares the power to vote and/or dispose of the 148,334 shares of FGC Common Stock with Freedom Holding, Inc. and W. Bennett Collett.

Freedom Holding, Inc. Freedom Holding, Inc. beneficially owns 148,334 shares (4.6%) of FGC Common Stock owned of record by Freedom Financial Corporation as a result of its ownership of 100% of the shares of Freedom Financial Corporation. However, Freedom Holding, Inc. disclaims beneficial ownership of such shares. Freedom Holding, Inc. shares the power to vote and/or dispose of the 148,334 shares of FGC Common Stock with Freedom Financial Corporation and W. Bennett Collett.

Collett Capital Corporation. Collett Capital Corporation owns of record and beneficially 886,157 shares of FGC Common Stock, which constitutes 28.6% of the issued and outstanding shares of FGC Common Stock. Collett Capital Corporation shares the power to vote and/or dispose of the 886,157 shares of FGC Common Stock with W. Bennett Collett.

W. Bennett Collett. W. Bennett Collett owns options to purchase 480,000 shares of FGC Common Stock, and has the sole power to vote and/or to dispose of such shares.

W. Bennett Collett holds a proxy to vote 275,648 shares of FGC Common Stock owned by BOK DPC Asset Holding Corporation ("DPC"), a subsidiary of Bank of Oklahoma. (Florida Gaming Corporation's subsidiary, Florida Gaming Centers, Inc., holds pari-mutuel licenses and Florida law prohibits persons from owning more than 5% of the FGC Common Stock unless such ownership is approved by the Florida Department of Business and Professional Regulation (the "Department"). As a condition to DPC acquiring such shares without the Department's approval, the Department required DPC to escrow the shares and to grant an irrevocable proxy to the Florida Gaming Corporation's Chairman of the Board and Chief Executive Officer until such time as DPC either disposes of the shares that are in excess of 5% of the FGC Common Stock or obtains the approval of the Department to own more than 5% of the FGC Shares. Although W. Bennett Collett has to sole power to vote such shares, he disclaims beneficial ownership of such shares. DPC has the sole power to dispose of such shares.

W. Bennett Collett also owns beneficially 886,157 shares of FGC Common Stock as a result of his ownership of 90.2% of Collett Capital Corporation, and he shares the right to vote and/or to dispose of such shares with Collett Capital Corporation. In addition, W. Bennett Collett beneficially owns 148,334 shares of FGC Common Stock as a result of his ownership of 74.3% of Freedom Holding,Inc., and he shares the right to vote and/or dispose of such shares with Freedom Holding, Inc. and Freedom Financial Corporation.

Collectively, W. Bennett Collett owns beneficially 1,790,139 shares (49.7%) of FGC Common Stock; he has the sole power to vote 275,648 shares, the sole power to vote and to dispose of 480,000 shares, and he shares the power to vote or dispose of 1,034,491 shares. However, W. Bennett Collett disclaims that he beneficially owns any shares of FGC Common Stock owned of record or beneficially by either Freedom Holding, Inc., Collett Capital Corporation or BOK DPC Asset Holding Corporation.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On June 18, 2004, Freedom Financial Corporation and Collett Capital Corporation entered into a Stock Purchase Agreement under which Freedom Financial Corporation agreed to sell and Collett Capital Corporation agreed to purchase 886,157 shares of FGC Common Stock for $4.25 per share for an aggregate price of $3,766,167.25.

The Stock Purchase Agreement provided that it would not become effective and none of the transactions contemplated therein would be consummated unless and until it was approved by Florida Division of Pari-Mutuel Wagering.

On August 30, 2004 the Florida Division of Pari-Mutuel Wagering approved the Stock Purchase Agreement. On September 17, 2004 the Stock Purchase Agreement was closed, and the sale of 886,157 shares of FGC Common Stock by Freedom Financial Corporation to Collett Capital Corporation was effected. Collett Capital Corporation paid the purchase price to Freedom Financial Corporation by endorsing and assigning to Freedom Financial Corporation promissory notes previously issued by Freedom Financial Corporation in the amount of the purchase price. A copy of the Stock Purchase Agreement is attached hereto as Exhibit Number 1 and is incorporated herein.

As previously reported in Item 6 of Amendment No. 10 to Freedom Financial Corporation's Schedule 13D relating to shares of FGC Common Stock, effective May 14, 2002, Freedom Financial Corporation entered into a Security Agreement with W. Bennett Collett under which Freedom Financial Corporation pledged 1,772,315 shares of pre-split FGC Common Stock (886,157 post-split shares), 1000 shares of Florida Gaming Corporation's Series F Preferred Stock and 200 shares of Florida Gaming Corporation's Series E Preferred Stock to W. Bennett Collett to secure Freedom Financial Corporation's agreement to indemnify and hold W. Bennett Collett harmless with respect to his personal guarantee of a $2,100,000 loan made by CIB Bank to Freedom Financial Corporation, and to secure various promissory notes owed by Freedom Financial Corporation to W. Bennett Collett. Effective June 17, 2004, Freedom Financial Corporation and W. Bennett Collett entered into a First Amendment to Security Agreement under which had the effect of reducing the collateral pledged under the Security Agreement to 1,000 shares of Florida Gaming Corporation's Series F Preferred Stock and 200 shares of Florida Gaming Corporation's Series E Preferred Stock, and to limit the pledge to only securing W. Bennett Collett's agreement to indemnify CIB Bank with respect to its $2,100,000 loan to Florida Gaming Corporation. A copy of the First Amendment to Security Agreement is attached hereto as Exhibit Number 2 and incorporated herein. A copy of the Security Agreement is attached as Exhibit A to the First Amendment to Security Agreement.

On June 17, 2004, W. Bennett Collett, Freedom Financial Corporation, Freedom Holding, Inc. and Collett Capital Corporation entered into a Agreement to file a single Schedule 13D relating to shares of FGC Common Stock. A copy of the Agreement is attached hereto as Exhibit Number 3 and incorporated herein.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are attached hereto and incorporated herein by reference:

Exhibit No.	Description

1.	Stock Purchase Agreement dated June 18, 2004 entered into by and between Freedom Financial Corporation and Collett Capital Corporation.

2.	First Amendment to Security Agreement datedJune 17, 2004 entered into by and between W. Bennett Collett and Freedom Financial Corporation.

3.	Agreement to file a single Schedule 13D dated June 17, 2004 entered into by and among W. Bennett Collett, Freedom Financial Corporation, Freedom Holding, Inc, and Collett Capital Corporation.

[SIGNATURE PAGE FOLLOWS]

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2004

By:	/s/ W. Bennett Collett

W. Bennett Collett

COLLETT CAPITAL CORPORATION

By:	/s/ W. Bennett Collett

W. Bennett Collett Chairman and CEO

FREEDOM HOLDING, INC.

By:	/s/ W. Bennett Collett

W. Bennett Collett Chairman and CEO

FREEDOM FINANCIAL CORPORATION

By:	/s/ W. Bennett Collett

W. Bennett Collett Chairman and CEO

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EXHIBIT NO. 1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT ("Agreement") is made and entered into by and between FREEDOM FINANCIAL CORPORATION, an Indiana corporation (hereinafter referred to as "Seller"), and COLLETT CAPITAL CORPORATION, a Delaware corporation, (hereinafter referred to as "Buyer"),

W-I-T-N-E-S-S-E-T-H:

WHEREAS, Seller is the record owner of 886,157 shares of common stock of Florida Gaming Corporation, a Delaware corporation (hereinafter sometimes referred to as the "Shares"); and

WHEREAS, Seller has pledged the Shares under a Pledge Agreement dated May 10, 2002 (the "Pledge Agreement") to secure certain indebtedness owed to W. Bennett Collett; and

WHEREAS, Buyer is the holder in due course of promissory notes issued by Seller in the face amount of $4,062,891.64; and

WHEREAS, Seller is willing to sell and Buyer is willing to Buy the Shares, subject to the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the premises and the mutual promises of the parties hereto, they hereby covenant and agree as follows:

1. Sale and Purchase. Seller agrees to sell to Buyer and Buyer agrees to buy from Seller 886,157 issued and outstanding shares of $.20 par value common stock of Florida Gaming Corporation for $4.25 per share for an aggregate purchase price of $3,766,167.25 (the "Purchase Price").

2. Payment of Purchase Price. Buyer agrees to pay the Purchase Price to Seller by endorsing and assigning, transferring and setting over unto Seller (i) a secured promissory note dated May 21, 2004 in the face amount $3,616,891.64 issued by Seller to W. Bennett Collett and endorsed and assigned by W. Bennett Collett to Buyer (the "Collett Note"), and (ii) an unsecured promissory note dated May 21, 2004 in the face amount of $446,000 issued by Seller to Robert L. Hurd and endorsed and assigned by Robert L. Hurd to the Hurd Family Partnership, L.P., and endorsed and assigned by the Hurd Family Partnership, L.P to Buyer (the "Hurd Note").

3. Reimbursement of Excess Consideration. Seller acknowledges that the aggregate face amount of the Collett Note and the Hurd Note exceed the Purchase Price by $296,724.39, and Seller agrees to issue a negotiable secured demand promissory note to Buyer for such amount in the form attached hereto as Exhibit A and incorporated herein (the "Adjustment Note").

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4. Closing. Subject to the provisions of Paragraph 14 below, the closing shall occur at such time and place as may be agreed to by the parties hereto. At the closing (the "Closing"):

4.1 Buyer shall endorse, assign, transfer, set over and deliver to Seller the Collett Note and the Hurd Note.

4.2 Seller shall sign and deliver the Adjustment Note to Buyer.

4.3 Seller shall deliver to Seller the stock certificates representing the Shares properly endorsed for transfer of record to Buyer.

5. Seller's Representations and Warranties. Seller represents and warrants to Buyer as follows:

5.1 Seller is a corporation duly organized, validly existing, and in good standing under the Laws of State of Indiana, and has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement.

5.2 The execution and delivery of this Agreement by the Seller and the performance by the Seller of its obligations under this Agreement have been duly authorized by all necessary corporate action on the part of the Seller. This Agreement constitutes a valid and binding obligation of the Seller and is enforceable against the Seller in accordance with its terms, except to the extent that (a) enforcement may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium, or similar laws now or hereafter in effect relating to or limiting creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court or other similar person before which any proceeding therefor may be brought.

5.3 Seller will cause the Pledge Agreement to be terminated prior to the Closing. Subject to the Pledge Agreement being terminated, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein will result in a breach of any term or provision of the Certificate or Articles of Incorporation or the By-Laws of the Seller or of any other agreement to which Seller is a party nor will it violate any law, regulation, order, or decree binding upon the Seller.

5.4 Except as provided in Section 5.6 below, Seller has good and marketable title to the Shares, free and clear of all liens, security interests, charges, burdens, claims, encumbrances, voting rights, proxies, options, calls, voting trusts or other shareholder agreements.

5.5 Seller is a wholly-owned subsidiary of Freedom Holding, Inc., a Delaware corporation, owned 74.33% by W. Bennett Collett, 15.87% by W. B. Collett, Jr., and 9.80% by Robert L. Hurd.

5.6 The Shares do not constitute all of substantially all of Seller's assets, and the market value of Seller's assets following the sale of the Shares to Buyer will exceed Seller's liabilities.

5.7 Seller has pledged 25,000 of the Shares to secure a promissory note payable to third parties in the approximate principal amount of $37,000. Seller agrees to promptly deliver the stock certificate(s) representing the pledged shares to Buyer after the shares are released from the pledge. If Seller fails to deliver the stock certificates duly endorsed for transfer to Buyer prior to December 31, 2004, Seller agrees to pay Buyer the sum of $4.25 for each pledged share for an aggregate of $106,250.00 by issuing a negotiable demand promissory note in such amount to Seller with the same terms the same terms and conditions as the Adjustment Note, and Seller shall be entitled to keep the pledged shares.

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6. Buyer's Representations and Warranties. Buyer represents and warrants to Seller, as follows:

6.1 Buyer is a corporation duly organized and validly existing and in good standing under the Laws of State of Delaware, and has the requisite power and authority to enter into and to perform its obligations under this Agreement.

6.2 The execution and delivery of this Agreement by the Buyer and the performance by Buyer of its obligations under this Agreement have been duly authorized by all necessary action on the part of the Buyer. This Agreement constitutes a valid and binding obligation of the Buyer and is enforceable against the Buyer in accordance with its terms, except to the extent that (a) enforcement may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium, or similar laws now or hereafter in effect relating to or limiting creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court or other similar person before which any proceeding therefor may be brought.

6.3 Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein will result in a breach of any term or provision of the Certificate Incorporation of the Buyer or of any other agreement to which Buyer is a party nor will it violate any law, regulation, order, or decree binding upon the Buyer.

6.4 No principal or interest payments have been made on the Collett Note or the Hurd Note, and neither the Collett Note nor the Hurd Note is in default. Buyer is the holder in due course of the Collett Note and the Hurd Note and has full power and authority to endorse, assign, transfer and set over the Collett Note and the Hurd Note to Seller.

6.5 Buyer is owned 90.2% by W. Bennett Collett and 9.80% by Robert L. Hurd.

6.6 Buyer is fully knowledgeable of the financial condition and the business affairs of Florida Gaming Corporation.

6.7 Buyer acknowledges that the Shares are not registered under the Securities Act of 1933, as amended,(the "33 Act") or any applicable state securities law, and that Seller is relying upon an exemption from such registration requirements afforded by Section 4(2) under the 33 Act and a similar exemption afforded under applicable state securities law. Buyer represents and warrants that it is acquiring the Shares for his its own account for investment and not with a view to resale or distribution and that Buyer will not sell or otherwise transfer such shares in violation of the registration provisions of the 33 Act or any applicable state securities law.

6.8 Buyer acknowledges that the stock certificates representing the Shares may bear an appropriate legend to evidence the foregoing restrictions on transfer.

7. Survival of Representations and Warranties. The representations and warranties set forth in this Agreement shall survive the Closing Date and shall remain in full force and effect for two years following the Closing.

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8. Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs, personal representatives and permitted assigns; provided, however that no party hereto shall assign any of their rights hereunder without the prior written consent of the other parties hereto.

9. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and shall not be modified or amended except in writing signed by or behalf of the parties hereto.

10. Governing Law. The validity, construction, interpretation and enforcement of this Agreement shall be governed by the laws of the State of Delaware.

11. Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original copy hereof but all of which together shall constitute the same instrument.

12. Headings. The headings used in this Agreement have been included for ease of reference, and shall not be considered in the interpretation or construction of this Agreement.

13. Severability. If any provision of this Agreement or its application shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of all other applications of that provision and of all other provisions and applications thereof shall not in any way by affected or impaired. If any court shall determine that any provision of this Agreement is in any way unenforceable, such provision shall be reduced to whatever extent is necessary to make such provision enforceable.

14. Effectiveness of Agreement. Notwithstanding any thing herein to the contrary, this Agreement shall not become effective and the transactions contemplated herein shall not be consummated unless and until this Agreement has been approved by the Florida Division of Pari-Mutuel Wagering.

[SIGNATURE PAGE FOLLOWS]

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EXECUTED this 18th day of June, 2004.

COLLETT CAPITAL CORPORATION

By:	W. Bennett Collett

W. Bennett Collett Chairman of the Board and Chief Executive Officer

FREEDOM FINANCIAL CORPORATION

By:	/s/ Robert L. Hurd

Robert L. Hurd President

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EXHIBIT NO. 2

FIRST AMENDMENT TO SECURITY AGREEMENT

THIS FIRST AMENDMENT TO SECURITY AGREEMENT is made and entered into by and between FREEDOM FINANCIAL CORPORATION, an Indiana corporation ("Freedom") and W. Bennett Collett ("Collett"),

W-I-T-N-E-S-S-E-T-H:

WHEREAS, Freedom and Collett entered into a Security Agreement dated May 10, 2002, a copy of which is attached hereto as Exhibit A with Appendix 1 attached thereto, under which Freedom pledged 1,722,215 pre-split shares of common (886,157 post-split shares of common stock) and $1,200,000 face amount of preferred stock of Florida Gaming Corporation to Collett to secure an indemnification agreement and certain promissory notes owed by Freedom to Collett; and

WHEREAS, Freedom and Collett desire to amend the Security Agreement as more particularly set forth herein,

NOW, THEREFORE, in consideration of the premises, the mutual promises of the parties hereto, and $1.00 in hand paid by Freedom to Collett, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. The Security Agreement is hereby amended to delete:

(a) all references to shares of common stock of Florida Gaming Corporation;

(b) all references to promissory notes owed by Freedom Financial Corporation to Collett; and

(c) Appendices 2 and 3 thereto.

2. It is the intent of the parties hereto that:

(a) the Security Agreement shall provide security only for the Indemnification Agreement attached as Appendix 1 thereto; and

(b) the only collateral pledged under the Security Agreement is 1,000 shares of Series F Preferred Stock and 200 shares of Series E Preferred Stock of Florida Gaming Corporation owned by Freedom Financial Corporation.

3. The Security Agreement shall remain in full force and effect except to the extent expressly provided in this First Amendment to Security Agreement.

4. This First Amendment to Security Agreement may be signed in two or more counterparts, each of which shall constitute an original copy of hereof, but all of which shall constitute a single copy of this instrument.
EXECUTED this 17th day of June, 2004.

FREEDOM FINANCIAL CORPORATION

By:	/s/ Robert L. Hurd

Robert L. Hurd President

By:	W. Bennett Collett

W. Bennett Collett Individually

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EXHIBIT NO. 3

AGREEMENT

THIS AGREEMENT ("Agreement") is made and entered into by and between W. Bennett Collett ("Collett"), Collett Capital Corporation, a Delaware corporation ("CCC"), Freedom Holding, Inc., Delaware corporation ("FHI"), and Freedom Financial Corporation, an Indiana corporation (FFC"),

W-I-T-N-E-E-S-E-T-H:

WHEREAS, each of the parties hereto are members of a group which beneficially owns more than 5% of the issued and outstanding shares of $.20 par value common stock of Florida Gaming Corporation ("FGC Common Stock"); and

WHEREAS, Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Act"), requires that when a Schedule 13D is filed on behalf of more than one person, the Schedule 13D shall include as an exhibit the agreement in writing of such persons that the Schedule 13D if filed on behalf of each of them; and

WHEREAS, the parties hereto desire to enter into such an agreement,

NOW, THEREFORE, in consideration of the premises and the mutual promises of the parties hereto, they hereby covenant and agree as follows:

1. The parties hereto agree that a single Schedule 13D and any amendments thereto relating to shares of FGC Common Stock shall be filed on behalf of each of them.

2. Each of the parties hereto acknowledge and agree that pursuant to Rule 13d-1(f)(1)(iii) under the Act each of them is separately responsible for the timely filing of such Schedule 13D and amendments thereto and for the completeness and accuracy of the information contained therein.

3. This Agreement shall not be assignable by an party hereto.

4. This Agreement shall be terminated upon the first to occur of the following: (a) the death of W. Bennett Collett, or (b) the merger or liquidation and dissolution of CCC, FHI or FFC, or (c) a written notice of termination given by any party hereto to all of the other parties hereto.

5. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original copy of hereof, but all of which shall constitute a single instrument.

EXECUTED this 17TH day of June, 2004.

By:	/s/ W. Bennett Collett

W. Bennett Collett

COLLETT CAPITAL CORPORATION

By:	/s/ W. Bennett Collett

W. Bennett Collett Chairman and CEO

FREEDOM HOLDING, INC.

By:	/s/ W. Bennett Collett

W. Bennett Collett Chairman and CEO

FREEDOM FINANCIAL CORPORATION

By:	/s/ W. Bennett Collett

W. Bennett Collett Chairman and CEO

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